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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
          Under (Rule 13d-101) of the Securities Exchange Act of 1934
                              (Amendment No. 10)

              BULL & BEAR U. S. GOVERNMENT SECURITIES FUND, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   12017N105
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              September 11, 1998
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                             (page 1 of 16 Pages)
                        (continued on following pages)
                             ( 1 Exhibit Attached)


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                                 SCHEDULE 13D

CUSIP No. 12017N105                                           Page 2 of 6 Pages
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management Inc d/b/a Karpus Investment Management
     I.D.# 16-1290558

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]
     (b) [x]

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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS*

     AF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

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                     7.  SOLE VOTING POWER

                         119,250 shares
   NUMBER OF        ------------------------------------------------------------
     SHARES          8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH               119,250 shares
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER


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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     119,250 shares

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.28%

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14.  TYPE OF REPORTING PERSON*

     I.A.

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                                                          2 of 7

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ITEM 1              Security and Issuer
                    Common Stock
                    Bull & Bear U.S. Government Securities Fund, Inc. ("BBG")
                    11 Hanover Square
                    New York, New York 10005
ITEM 2              Identity and Background
                    a) Karpus Management, Inc. d/b/a Karpus Investment
                       Management ("KIM")
                       George W. Karpus, President, Director, & controlling stockholder JoAnn VanDegriff, Vice President and Director
                       Sophie Karpus, Director
                    b) 14 Tobey Village Office Park
                       Pittsford, New York 14534
                    c) Principal business and occupation - Investment
                       Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e., fixed income investments).
                    d) None of George W. Karpus, JoAnn VanDegriff or Sophie
                       Karpus ( the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
                    e) During the last five years none of the principals or
                       KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                    f) Each of the Principals is a United States citizen. KIM
                       is a New York State corporation.

ITEM 3              Source and Amount of Funds or Other Considerations.
                    KIM, an independent investment advisor, has accumulated shares of BBG on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4              Purpose of Transaction

               KIM purchased shares of the Fund for investment purposes only. The profile of the Fund , being a conservative, high credit quality fixed income fund, met the investment criteria necessary for the Accounts to become shareholders.

                    On July 2, 1998 the Fund filed with the SEC a preliminary prospectus which was essentially the same change in investment composition that was proposed in September of 1997. The Fund is fully aware that the Accounts managed by KIM are not permitted by their investment guidelines to invest in a "balanced type fund," nor may own securities of companies which are currently in bankruptcy. The Management of the Fund has been duly apprised and was in complete knowledge that this radical change in investment philosophy within the Fund would force "the Accounts" managed by KIM's to sell shares in the open market, since they would become non-


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permissible investment vehicles. The proposed changes by management have been abandoned once again. It is the opinion of KIM that management has spent the shareholders money friverously by filing preliminary prospectus's with the Securitity and Exchange proposing changes that its largest shareholder violently objects to.
     However, on August 17, 1998 the Fund announced that commencing on October 19, 1998 the Fund intends to invest up to 35% of its total assets in equity and other securities. It is KIM's opinion that a change of this magnitude should be voted upon by the shareholders before being enacted. .
     The poor performance of the Fund, coupled with uncontrolled expenses, and the apparent desire of the Fund to achieve its own agenda has forced KIM to take steps which may possibly lead to the termination of the Manager of the Fund. On September 9, 1998 KIM filed with the S.E.C. a Preliminary C 14-A in anticipation of either the annual meeting or the possibility of the Fund calling a special meeting of shareholders. The filing is attached to this
Schedule 13D. KIM will continue to take the necessary steps to represent what it believes to be in the best interest of the shareholders of the Fund.
                  ITEM 5   Interest in Securities of the Issuer
                        a) As of the date of this Report, KIM owns 119,250 Shares which represents 16.28% of the outstanding Shares. None of the Principals owns any other Shares.
                        b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
                        c)  Open market purchases and sales  for the Accounts.

                            Price Per
    Date       Shares       Share
      4/1/98      1,300     13.3125
     5/13/98        700       12.75
     5/14/98      1,100       12.75
     5/14/98      1,000     12.6875
     5/18/98        400     12.6875
     5/26/98        200     12.6875

                    The open market purchase of 4/1/98 was entered on December 16, 1 1997 and executed at a price of $13.3125.
                    1.)There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.
                    2.)The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
                    Except as described above, there are no contracts, arrangements

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                    understandings or relationships of any kind among the
                    Principals and KIM and between any of them and any other person with respect to any of BBG securities.

ITEM 7              Materials to be Filed as Exhibits
                    ---------------------------------
                    Yes, 1 exhibit attached

Signature

                    After reasonable inquiry and to the best of my knowledge and belief, Icertify that the information set forth in this statement is true, complete and correct.

                                           Karpus Management, Inc.

September 10, 1998                         By: /s/George W. Karpus, President
------------------                             ------------------------------
     Date                                                 Signature

                                               George W. Karpus, President
                                               ---------------------------
                                                        Name / Title